UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.

ANNOUNCES ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING

Guadalajara, Jalisco, Mexico, March 26, 2009 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (the “Company” or “GAP”) today announced the following:

Pursuant to a resolution adopted by the Board of Directors, Article 181 of the Mexican Corporation Law and Article 35 of the Company’s by-laws, GAP invites the Company’s shareholders to a General Ordinary Shareholders’ Meeting on April 28, 2009, with the first session taking place at 1:30 pm and a second session taking place at 2:00 pm the same day, at the following location: the auditorium located on the first floor of the Club de Industriales, Number 29, Calle de Andrés Bello, Colonia Polanco, Delegacion Miguel Hidalgo, Mexico City, to discuss the following:

MEETING AGENDA

FIRST -	The following will be submitted for approval:

a)

The Chief Executive Officer’s report regarding the results of operation for the fiscal year ended December 31, 2008, in accordance with Article 44, Section XI of Mexican Securities Market Law, together with the external auditor’s report on the Company’s financial statements;

b)

The Board of Directors’ comments on the Chief Executive Officer’s report, referred to in Article 172 of the Mexican Corporations Law, concerning the results of operation for the fiscal year ended December 31, 2008 of the Company and its subsidiaries. These subsidiaries include those companies in which the Company holds the majority of the shares, when the value of the shares exceeds 20% (TWENTY PERCENT) of the total shareholders’ equity in such company, calculated based on the most recent statement of financial position of the subsidiary and those matters referred to in Article 22, Section 3 of the Company’s by-laws, which contains the main accounting policies and principles used in the preparation of the Company’s financial information;

c)	The report presented by the President of the Audit and Corporate Practices Committee for the fiscal year ended December 31, 2008;

d)	The report on the satisfaction of the Company’s tax obligations for the fiscal year ended December 31, 2007;

e)	The report on operations and activities in which the Board of Directors has intervened during the fiscal year ended December 31, 2008, pursuant to the Mexican Securities Market Law.

Adoption of resolutions that are considered desirable regarding the above-mentioned reports.

       For more information, visit: www.aeropuertosgap.com.mx or contact:

In Mexico	In the United States
Miguel Aliaga, Investor Relations Officer	Maria Barona / Kenia Vargas
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

SECOND - Discussion and the approval of the financial statements of the Company and its subsidiaries, including the financial condition, the income statement, the statements of changes in financial position, statement of cash flows and statement in changes of capital, in each case for the fiscal year ending December 31, 2008, and approval of the external auditor’s report regarding the above-mentioned financial statements.

THIRD - Approval of the application of the Company’s net income for the period ended December 31, 2008, which was Ps. 1,540,842,000.00 (ONE BILLION, FIVE HUNDRED AND FORTY MILLION, EIGHT-HUNDRED FORTY TWO THOUSAND PESOS), such that 5% (FIVE PERCENT) of this amount, or Ps. 77,042,000.00 (SEVENTY SEVEN MILLION, FORTY TWO THOUSAND PESOS) be allocated towards increasing the Company’s legal reserves, with the remaining balance, comprised of Ps. 1,463,800,000.00 (ONE BILLION, FOUR HUNDRED AND SIXTY THREE MILLION, EIGHT HUNDRED THOUSAND PESOS), being allocated to the account of net income pending application.

FOURTH - Approval of the application of net income of Ps. 2,009,617,000.00 (TWO BILLION, NINE MILLION, SIX HUNDRED SEVENTEEN THOUSAND PESOS) to pay a dividend Ps. 1,200,000,000 (ONE BILLION, TWO HUNDRED MILLION PESOS), or Ps. 2.139037433 (TWO POINT ONE THREE NINE ZERO THREE SEVEN FOUR THREE THREE PESOS) per each of the 561 million outstanding shares, with the remaining Ps. 809,617,000.00 (EIGHT HUNDRED AND NINE MILLION, SIX HUNDRED AND SEVENTEEN MILLION) pending application. The dividend of Ps. 1,200,000,000 (ONE BILLION, TWO HUNDRED MILLION PESOS will be paid in the following manner:

a)	Ps. 870,000,000 (EIGHT HUNDRED AND SEVENTY MILLION PESOS), or Ps. 1.55080214 for each of the 561 million outstanding shares, after May 25, 2009.
b)	Ps. 330,000,000 (THREE HUNDRED AND THIRTY MILLION PESOS), or Ps. 0.58823529 for each of the 561 million outstanding shares, after October 31, 2009.

FIFTH – Approval of (i) the write-off of the maximum amount applied toward the share repurchase program, which was proposed and approved at the Shareholders’ Meeting on April 28, 2008 for a maximum amount of Ps. 55,000,000.00 (FIFTY FIVE MILLION PESOS); (ii) approval of the maximum amount to be applied to the repurchase of shares of the Company or credit instruments that represent these shares in 2009, for a total of Ps. 864,617,000 (EIGHT HUNDRED AND SIXTY FOUR MILLION, SIX HUNDRED AND SEVENTEEN THOUSAND PESOS); and (iii) a resolution empowering the Board of Directors and/or delegates designated by the Board of Directors to repurchase shares of the Company, and to determine, in their sole discretion, which of the options for the method of share repurchase and accounting changes described in Article 56, Section III of the Mexican Securities Markets Law may be used by the Company; and in particular, to determine if the repurchase will be made with a charge to the shareholders equity if the shares will belong to the Company, or if the acquired shares are converted into treasury stock, whether the repurchase will be made with a charge to, corporate capital or other corresponding options, in each case without requiring the approval by a Shareholder Meeting, in accordance with Article 56, Section IV of the Mexican Securities Market Law.

SIXTH – Designation and/or ratification of the four members of the Board of Directors, and their respective alternates that are named by holders of series “BB” shares.

SEVENTH - Acknowledgement of any holder or group of holders of Series “B” shares that own over 10% of the equity of the Company, and the persons who, according to the Article 15 of the Company’s by-laws, have the right to designate members of the Board of Directors.

EIGHTH – Designation and/or ratification of the individuals proposed by the Nomination and Compensation Committee that should be on the Company’s Board of Directors as designated by the Series “B” holders.

NINTH – Discussion and approval of the designation of Laura Diez Barroso Azcarraga as the Company’s Chairman of the Board of Directors, in accordance with Article 16 of the Company’s by-laws.

TENTH – Ratification, and if relevant, modification of the remuneration for the Board of Directors of the Company during the 2008 period, to be paid during the 12 months following April 28, 2009.

ELEVENTH – Ratification, and if relevant, the modification of the number of members that shall be on the Nominations and Compensation Committee of the Board, according to Article 28 of the Company’s by-laws.

TWELFTH – The designation or ratification of the members representing the Series “B” shares on the Board of Directors who will serve on the Nominations and Compensation Committee of the Company, according to Article 29 of the Company’s by-laws.

THIRTEENTH - The designation or ratification of the members who will be on the Acquisitions Committee of the Company, according to Article 29 of the Company’s by-laws.

FOURTEENTH – The ratification of, or, if necessary, removal and designation of a new president of the Audit and Corporate Practices Committee.

FIFTEENTH – The report concerning individual or accumulated operations that are equal to or higher than US$ 3,000,000.00 (THREE MILLION U.S. DOLLARS), or its equivalent in national Mexican currency or other legal tender in circulation in Mexico or, if applicable, transactions with relevant shareholders, in accordance with Article 29 of the Company’s by-laws.

SIXTEENTH - Adoption of resolutions deemed necessary or desirable in order to comply with any decisions made during this meeting.

As per Article 36 of the Company’s by-laws, only those shareholders registered in the Share Registry as holders of one of more of the Company’s shares will be admitted into the Shareholders’ Meeting, and they will be admitted only if they have obtained an admission card. The Share Registry will close three (3) days prior to the date of this meeting.

To attend the meeting, shareholders must show their admission card, which will only be issued upon request and which must be presented at least twenty-four (24) hours prior to the meeting, along with a receipt from the Corporate Secretary for the deposit of the stock certificates or shares, or a receipt of deposit of shares issued by a financial institution, credit institution, domestic or foreign, or broker, as per the Mexican Securities Law. Shares that are deposited in order to gain admittance into this meeting will not be returned until after the meeting takes place, via a voucher that will have been given to the shareholder or his/her representative.

Shareholders may be represented by proxy at the meeting by a person or persons designated via an official letter (signed by two witnesses or as otherwise authorized by law). However, with respect to the Company’s capital stock trading on a stock exchange, the proxy may only verify his/her identity via Company forms and those will be available to all shareholders, including any intermediaries of the stock market, during the time period specified in Article 173 of the Mexican Corporations Law.

Following the publication of this announcement, all shareholders and their legal representatives will have free and immediate access to all information and documents related to each of the topics included in the meeting agenda, as well as all proxy forms that must be presented by persons representing shareholders.

We inform shareholders that the Secretary of the Company’s Board of Directors is Mr. Mario Roberto Martinez Guerrero, whose office is located on the 20th floor of building # 400-A, on Paseo de los Tamarindos, Colonia Bosques de las Lomas, Delegacion Cuajimalpa, zip code 05120, in Mexico City, Mexico.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores,” GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: March 26, 2009